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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB  [_] Form 11-K   [_] Form 20-F
             [_] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2001                       +------------------+
                                                           | SEC File Number  |
                [_] Transition Report on Form 10-K         |    33-22169-C    |
                [_] Transition Report on Form 20-F         |                  |
                [_] Transition Report on Form 11-K         +------------------+
                [_] Transition Report on Form 10-Q         +------------------+
                [_] Transition Report on Form N-SAR        |   CUSIP Number   |
                                                           |   862600 10 3    |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type. | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     STRANDTEK INTERNATIONAL, INC.
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Full Name of Registrant

     RFI Recycled Fibre Industries, Inc. and
     Synthetic Blood and Medical Technologies, Inc.
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Former Name if Applicable

     455 NORTH INDIAN ROCKS ROAD
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Address of Principal Executive Office (Street and Number)

     BELLEAIR BLUFFS, FLORIDA 33770
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


               (a)    The reasons described in reasonable detail in Part III of
          | | this form could not be eliminated without unreasonable effort or | | expense;
          | |
          | |  (b)    The subject annual report, semi-annual report, transition
          | |  report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or
     [X] | | portion thereof, will be filed on or before the 15th calendar day | | following the prescribed due date; or the subject quarterly
          | |  report or transition report on Form 10-Q, or portion thereof,
          | |  will be filed on or before the fifth calendar day following the
          | |   prescribed due date; and
          | |
          | |  (c)    The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

StrandTek International, Inc. (the "Company") cannot file its Form 10-KSB for the year ended September 30, 2001 within the prescribed time period because of other business demands on the limited personnel of the Company, which personnel are responsible for the preparation of supporting information and detail necessary to the financial and non-financial portions of the report. These factors have delayed the completion of the audit of the Company's financial statements, and the completion of the financial and non-financial portions of the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        WILLIAM G. BUCKLES, JR.           727                  585-6333
     -----------------------------   --------------    ------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                            [_] Yes [X] No
                                               Forms 10-QSB for fiscal year 2001

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                  [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net sales to be reported for fiscal year 2001 are expected to increase approximately 77% over the prior year to $6,594,575. However, gross profit is expected to decrease 880% to $(3,668,172). This

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decrease is due mainly to concentration on product development for customers.
Other loss is expected to increase 265% to $(809,318) mainly due to abandonment of an outdated production line. General and administrative expense is expected to increase 18% to $6,276,794 mainly due to the increase in the size of the physical plant and expenditures related to establishing a qualified management team. Selling expenses are expected to increase 188% to $990,954 due to the expanded sales efforts in present and new market areas. Research and development costs are expected to decrease 28% to $1,253,022 due to concentration on the start up of two new production lines and product development. Depreciation and amortization increased 114% to $1,124,007 due to the start up of two new production lines, and a full year's depreciation on leasehold improvements. Interest expense is expected to increase 68% to $2,100,124 due to increases in stockholder loans and bank debt provided to meet the Company's working capital requirements, and to fund the acquisition of manufacturing equipment. Net loss in fiscal year 2001 is expected to be $(16,222,391), an increase of 66% from the prior year.

                         STRANDTEK INTERNATIONAL, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     DECEMBER 28, 2001                 By: /s/ WILLIAM G. BUCKLES, JR.
    ---------------------------      -------------------------------------------
                                     William G. Buckles, Jr., Vice President and
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

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